UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOLUB CAPITAL BDC, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
38173M 102
(CUSIP Number)
Lawrence E. Golub c/o Golub Capital BDC, Inc. 150 South Wacker Drive, Suite 800 Chicago, IL 60606 (312) 205-5050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 20, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38173M 102
1	Name of Reporting Person Lawrence E. Golub
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 630,636
	8	Shared Voting Power 0
	9	Sole Dispositive Power 133,333
	10	Shared Dispositive Power 8,984,863
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,118,196
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percentage of Class Represented by Amount in Row (11) 52.4%
14	Type of Reporting Person IN

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Golub Capital BDC, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 150 South Wacker Drive, Suite 800, Chicago, IL 60606.

Item 2.  Identity and Background.

(a)	This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, by Lawrence E. Golub (“Mr. Golub”).

(b)	The business address of Mr. Golub is c/o Golub Capital BDC, Inc., 150 South Wacker Drive, Suite 800, Chicago, IL 60606.

(c)
Mr. Golub is the Chairman of Golub Capital and also serves as the Chairman and a member of the Board of Directors of the Issuer.  The address of the principal executive offices of Golub Capital is 551 Madison Avenue, New York, New York 10022 and the address of the principal executive offices of the Issuer is 150 South Wacker Drive, Suite 800, Chicago, IL 60606.

(d)	During the last five years, Mr. Golub has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Golub has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Golub is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

On April 20, 2010, 555 Madison Investors II, LLC, an entity controlled by Mr. Golub, purchased 133,333 shares of Common Stock for the benefit of Mr. Golub for an aggregate amount of $1,933,328.50 using Mr. Golub’s personal funds.  Although he does not currently intend to do so, Mr. Golub may seek to borrow funds to finance subsequent purchases of shares of Common Stock.

Item 4.   Purpose of Transaction.

Mr. Golub acquired the shares of Common Stock solely for investment purposes.  Mr. Golub may make additional purchases of the Issuer’s securities in the open market, in private transactions or otherwise depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.  Mr. Golub reserves the right to dispose of some or all of his shares of Common Stock in the open market, in private transactions or otherwise.

Item 5.   Interest in Securities of the Issuer.

As of the date hereof, Mr. Golub may be deemed to be the beneficial owner of 9,118,196 shares of Common Stock, representing 52.4% of the total issued and outstanding shares of Common Stock.  As set forth below, Mr. Golub’s beneficial ownership of 9,118,196 shares of Common Stock is comprised of his indirect beneficial ownership of the 133,333 shares of Common Stock purchased by 555 Madison Investors II, LLC for his benefit and his indirect beneficial ownership of the 8,984,863 shares of Common Stock owned directly by Golub Capital Company IV, LLC, Golub Capital Company V LLC, Golub Capital Company VI LLC and GEMS Fund, L.P.  All percentages set forth in this statement on Schedule 13D are based upon the 17,407,444 shares of Common Stock issued and outstanding as of the date hereof.

Mr. Golub is the indirect beneficial owner of the 133,333 shares of Common Stock purchased by 555 Madison Investors II, LLC for his benefit and has sole voting power and sole dispositive power over these shares.

Mr. Golub also indirectly beneficially owns 497,303 shares of Common Stock through investments in Golub Capital Company IV, LLC, Golub Capital Company V LLC, Golub Capital Company VI LLC and GEMS Fund, L.P., which directly own 1,981,791, 3,486,217, 1,764,807 and 1,752,048 shares of Common Stock, respectively.  Mr. Golub has sole voting power over these 497,303 shares, as the voting rights to the Common Stock owned by each entity have been passed through to the members or limited partners of each entity.  Together with the 133,333 shares purchased by 555 Madison Investors II, LLC for his benefit on April 20, 2010, Mr. Golub has sole voting power over 630,636 shares of Common Stock.

Mr. Golub, together with David B. Golub, is a control person of Golub Capital Management LLC, the investment advisor of Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC and is a control person of GC Advisors LLC, the investment advisor of GEMS Fund, L.P.  Due to his control of Golub Capital Company IV, LLC, Golub Capital Company V LLC, Golub Capital Company VI LLC and GEMS Fund, L.P., Mr. Golub may be viewed as having shared dispositive power over all of the 8,984,863 shares of Common Stock owned directly by such entities although voting rights to the Common Stock have been passed through to the members or limited partners of each entity.  Each entity received shares of Common Stock in exchange for the limited liability company interests each owned in Golub Capital BDC LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on April 13, 2010.  Mr. Golub disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein, which interest is set forth above.

Item 6.  Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Each of the 9,118,196 shares of Common Stock over which Mr. Golub has beneficial ownership is subject to a lock-up agreement, that provides, among other things, that such shares shall not be offered, pledged, sold or otherwise disposed of for a restricted period of 180 days after April 14, 2010, unless certain waivers are obtained.  This 180-day restricted period may be extended if (i) during the last 17 days of such 180-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (ii) prior to the expiration of such 180-day restricted period, the Issuer announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of such 180-day restricted period.  In such event, the restrictions on transfer of the Common Stock shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event, as the case may be.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2010
Date

/s/ Lawrence E. Golub
Signature

Lawrence E. Golub
Name